

February 26, 2015

Via E-mail
Jonathan Weinberg, General Counsel
Evolent Health, Inc.
800 N. Glebe Road
Suite 500
Arlington, VA 22203

> **Re:** **Evolent Health, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 6, 2015**
> **CIK No. 0001628908**

Dear Mr. Weinberg:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 1. Please enhance your disclosure to include a statement, if true, that the financial statements of Evolent Health, Inc. have been omitted because the entity has no operations and nominal assets.

Prospectus Summary, page 1

2. We note your response to comment 5 of our letter dated January 21, 2015. We continue to believe that you should include more detailed descriptions of the specific risks associated with this offering and your business in the summary to more fully balance the discussion of your competitive strengths and growth opportunities, including, without limitation, quantifying the aggregate portion of revenue from your largest customers, the

significant upfront costs with your contracts and your net losses. Please revise accordingly.

Company Overview, page 1

3.   We note your response to comment 6 of our letter dated January 21, 2015. We note your disclosure on page 2 that you have nine contracts representing "$650 million in future total contract value." Please balance this disclosure, as applicable, with the anticipated upfront costs associated with these contracts. In addition, please clarify, if true, whether the contracts can be terminated without penalty and that this revenue is not guaranteed.

The Reorganization of Our Corporate Structure, page 50

4.   We note the revised disclosure on page 54 that certain distributions could be non-pro rata if Evolent Health LLC does not have sufficient cash to make the distributions on a pro rata basis. Please revise to more specifically describe how distributions would be made if Evolent Health LLC does not have sufficient cash.

Partner Relationships, pages 109

5.   We note your response to comment 10 of our letter dated January 21, 2015. Please provide more detailed disclosure regarding the material contract terms that may impact your operations, such as any specific geographic and time limits related to the exclusivity and right of first refusal clauses. In addition, please provide more detailed disclosure regarding the services you provide, how you determine the rates and termination fee, the notice period applicable to termination and whether there are any restrictions on your or your partners ability to terminate a contract, including whether you have a right to rectify any issues.

Management, page 115

6.   We note your response to comment 17 of our letter dated January 21, 2015. Please revise the description of Mr. McGrane to identify him as your principal accounting officer.

Financial Statements

General

7.   Please update your financial statements and financial information in an amended filing on Form S-1 in accordance with Rule 3-01 of Regulation S-X.

Revision of Prior Period Amounts, pages F-7 to F-8

8.   We have reviewed your response to our prior comment 21. We may have further comment once we have reviewed your updated financial statements for the year ended

December 31, 2014.

<u>Reorganization, page F-39</u>

9.   We have considered your response to our prior comment 24. Please provide us with a more detailed description of the participating rights granted to TPG as part of the reorganization. In your response, please explain to us how you determined these rights were substantive in accordance with ASC Topic 810-10-25-13.

        You may contact Howard Efron at (202)551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Special Counsel

cc: William V. Fogg, Esq. (*via e-mail*)